UNI
SECURITIES AND
Washin

12012525

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

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SEC FILE NUMBER
8-48994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Northland Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 South 7th Street, Suite 2000
(No. and Street)

(City)	(State)	(Zip Code)
Minneapolis	**MN**	**55415**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Nitzsche **612-851-5900**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Randy Nitzsche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

KRISTINE MARIE GATES
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2011 and 2010

MHM ®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED AUDITORS

To the Board of Directors

NORTHLAND SECURITIES, INC.

We have audited the statements of financial condition of Northland Securities, Inc. as of December 31, 2011 and 2010 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the U.S.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2011 and 2010, in conformity with generally accepted accounting principles in the U.S.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 27, 2012

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 4,623,480	$ 780,282
Clearing deposit	250,000	250,000
Receivable from clearing organization	9,651,400	5,471,422
Securities inventory	8,314,498	11,522,802
Investment securities	1,280,647	61,947
Receivables	1,698,694	2,663,820
Property and equipment, at cost, less accumulated depreciation	1,496,472	1,521,246
Intangible assets, at cost, less accumulated amortization	23,076	54,423
Receivable from affiliates	537,748	1,192,595
Deferred income taxes	533,273	299,322
Other assets	576,707	550,830
TOTAL ASSETS	$ 28,985,995	$ 24,368,689
LIABILITIES		
Accounts payable, trade	$ 2,391,528	$ 171,609
Capital lease liability	633,170	803,715
Accrued expenses	10,150,771	6,676,145
Deferred income taxes	355,000	382,322
Income taxes payable	12,526	1,747,259
Securities sold, not yet purchased	224,202	200,344
TOTAL LIABILITIES	13,767,197	9,981,394
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,668,008
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,669,028
RETAINED EARNINGS (DEFICIT)	549,770	(281,733)
TOTAL STOCKHOLDER'S EQUITY	15,218,798	14,387,295
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 28,985,995	$ 24,368,689

See Notes to Financial Statements

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business – Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, paying agent, institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Concentrations of credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivables and credit policies – Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The commissions receivable are paid to the Company as requested.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2011 management considers all amounts collectible.

Securities held – Securities inventory, securities sold not yet purchased, and investment securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets, level 2 inputs based primarily on quoted prices for similar assets or liabilities in active or inactive markets and level 3 inputs based on present value techniques using inputs derived principally or corroborated from market data. Values using level 3 inputs were primarily valued using management's assumption about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in the fair values are recognized currently as unrealized gains or losses and included in revenue from principal transactions.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)

Investment banking – Underwriting revenues and fees from advisory assignments are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement.

In the normal course of investment banking activities, the Company may receive securities, stock or warrants of the company, for which services have been performed. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees are entitled to receive a portion of the securities received as compensation. The subsequent value of both the securities held and accrued compensation are adjusted to fair value and the changes in value are included in the Statement of Operations in the respective captions of other income and compensation expense. During 2011, the Company recognized $2,309,267 of noncash investment banking fees and $1,276,197 of noncash compensation where securities were received.

Security transactions – Commission income and related expenses for security transactions are recognized on a trade date basis.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are measured at fair value and unrealized gains and losses are reflected in revenues from principal transactions.

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Intangible assets – Customer based intangibles acquired are recorded at their estimated fair value and amortized over estimated lives of three to five years.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Office furniture and fixtures	3 to 7 years
Leasehold improvements	the lesser of the lease term or 7 years

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recorded for the years ended December 31, 2011 or 2010.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however any potential change is not expected to have a material effect on the results of operations or financial position of the Company.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)

Recently issued pronouncements – In May, 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). The Company will adopt ASU 2011-04 effective January 1, 2012 and this adoption is not expected to have a material impact on the Company's financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Subsequent events policy – Subsequent events have been evaluated through February 27, 2012, which is the date the financial statements were issued.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(2) Receivable from clearing organization

Amounts receivable from the Company's clearing firm consist of the following:

	December 31, 2011	December 31, 2010
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable	9,651,000	5,471,000
	$ 9,901,000	$ 5,721,000

(3) Securities inventory and securities sold, not yet purchased

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2011 and 2010.

December 31, 2011	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 522,000	$ -
Government securities	209,000	
Municipal bonds	7,481,000	224,000
Corporate debt securities	102,000	-
Total	$ 8,314,000	$ 224,000

December 31, 2010	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 243,000	$ 102,000
Municipal bonds	11,228,000	-
Corporate debt securities	52,000	98,000
Total	$ 11,523,000	$ 200,000

(4) Property and equipment

The aggregate depreciation and amortization expense was $387,000 and $351,000 for the years ended December 31, 2011 and 2010 respectively. Depreciation of assets under capital lease arrangements is included with depreciation on owned assets.

(4) Property and equipment (continued)

The following is a summary of property and equipment:

	December 31, 2011	December 31, 2010
Cost of owned property and equipment:		
Computer software and equipment	$ 1,120,000	$ 928,000
Furniture and fixtures	479,000	399,000
Leasehold improvements	222,000	132,000
	1,821,000	1,459,000
Less accumulated depreciation	982,000	755,000
Net owned property and equipment	839,000	704,000
Cost property and equipment under capital lease:		
Computer software and equipment	202,000	202,000
Leasehold improvements	894,000	894,000
	1,096,000	1,096,000
Less accumulated depreciation	439,000	279,000
Net property and equipment under capital lease	657,000	817,000
Total property and equipment	$ 1,496,000	$ 1,521,000

(5) Capital lease

The Company had capital lease obligations as of December 31, 2011 and 2010 for the purchase of property and equipment.

	December 31, 2011	December 31, 2010
Capital lease (secured by related assets) expiring on January 31, 2016, payable in aggregate monthly installments of $10,900, including interest of 0%.	$ 534,000	$ 665,000
Capital lease (secured by related asset) expiring on April 1, 2014, payable in aggregate monthly installments of approximately $3,800, including interest of 4.6%.	99,000	139,000
Total capital leases	$ 633,000	$ 804,000

(5) **Capital lease (continued)**

Future minimum lease payments under the capital leases are as follows:

Years ending December 31,	Amounts
2012	$ 176,000
2013	176,000
2014	145,000
2015	131,000
2016	11,000
Total minimum lease payments	639,000
Less amount representing interest	6,000
Present value of net minimum lease payments	$ 633,000

(6) **Investment securities**

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2011 and 2010 are summarized below:

			Unrealized	
	Fair Value	Cost	Gains	Losses
December 31, 2011				
Equities	$ 681,000	$ 1,840,000	$ -	$ 1,159,000
Restricted investments	600,000	711,000	-	111,000
Total	$ 1,281,000	$ 2,551,000	$ -	$ 1,270,000
December 31, 2010				
Equities	$ 44,000	$ 44,000	$ -	$ -
Restricted investments	18,000	88,000	-	70,000
Total	$ 62,000	$ 132,000	$ -	$ 70,000

(7) **Fair value measurements**

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

(7) Fair value measurements (continued)

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(7) Fair value measurements (continued)

Fair values of assets and liabilities measured on a recurring basis at December 31, 2011 and 2010 are as follows:

December 31, 2011	Fair Value	(Level 1)	(Level 2)	(Level 3)
Securities owned:				
Corporate equity securities	$ 522,000	$ 522,000	$ -	$ -
Government securities	209,000	-	209,000	-
Municipal bonds	7,481,000	-	7,481,000	-
Corporate debt securities	102,000	-	102,000	-
Investment securities	1,281,000	-	-	1,281,000
Total assets	$ 9,595,000	$ 522,000	$ 7,792,000	$ 1,281,000
Securities sold, not yet purchased:				
Municipal bonds	224,000	-	224,000	-
Total liabilities	$ 224,000	$ -	$ 224,000	$ -
December 31, 2010				
Securities owned:				
Corporate equity securities	$ 243,000	$ 243,000	$ -	$ -
Municipal bonds	11,228,000	-	11,228,000	-
Corporate debt securities	52,000	-	52,000	-
Investment securities	62,000	-	-	62,000
Total assets	$ 11,585,000	$ 243,000	$ 11,280,000	$ 62,000
Securities sold, not yet purchased:				
Corporate equity securities	102,000	102,000	-	-
Municipal bonds	98,000	-	98,000	-
Total liabilities	$ 200,000	$ 102,000	$ 98,000	$ -

(7) Fair value measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 from those used in 2010.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Government securities – valued at the closing price reported in the market the individual security is traded.

Municipal bonds and corporate debt securities – valued at the closing price reported in the market the individual bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

The following table presents a reconciliation of assets and liabilities measured on a recurring basis, using significant unobservable inputs. There were no realized gains or losses for the years ended December 31, 2011 and 2010, respectively. There were $1,200,000 and no unrealized losses for the years ended December 31, 2011 and 2010, respectively.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	December 31,	
	2011	2010
Beginning Balance	$ 62,000	$ 300
Total gains or losses (unrealized/realized)		
Included in earnings	(1,200,000)	-
Purchases, issuances, settlements	2,419,000	61,700
Transfers in and/or out of Level 3	-	-
Ending balance	$ 1,281,000	$ 62,000
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at the reporting date	(1,200,000)	-
	$ (1,200,000)	$ -

(7) Fair value measurements (continued)

The assets and liabilities measured using unobservable inputs are predominantly warrants of public corporations not traded on the open market received as revenue for investment banking services performed. The Company uses the Black-Scholes Pricing Model for valuation purposes, which uses a risk-free rate of return among other factors such as the volatility of the underlying security and the expected terms of the warrants as significant inputs. An additional discount was taken for those investment securities considered restricted until the restriction expires.

	December 31,	
	2011	2010
Estimated term	7.9	4.3
Risk-free interest rate	1.4	0.3
Volatility rate	71.1	64.7

(8) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2011	2010
Current income taxes		
Federal income taxes	$ 1,314,000	$ 1,280,000
State and local income taxes	945,000	458,000
Total current income tax expense	2,259,000	1,738,000
Deferred income taxes		
Deferred tax asset	(234,000)	(299,000)
Deferred tax liability	(27,000)	382,000
Total deferred income tax (benefit) expense	(261,000)	83,000
Total income tax (benefit) expense	$ 1,998,000	$ 1,821,000
Deferred tax asset	$ 533,000	$ 299,000
Deferred tax liability	(355,000)	(382,000)
Net deferred taxes	$ 178,000	$ (83,000)

The Company files a consolidated tax return with Holdings, Networks, Directions and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group. Taxes currently payable are due to Holdings. The Company reimbursed Holdings $3,945,000 and $704,000 during the years ending December 31, 2011 and 2010 respectively, for its share of taxes payable.

(8) Income tax expense (continued)

Unrecognized tax benefits are the differences between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes pursuant to accounting guidance.

The total amount of unrecognized tax benefits, if recognized, would affect the effective tax rate as of December 31, 2011 and 2010, respectively, are $16,000 and $73,000. Currently, the Company does not expect the liability for unrecognized tax benefits to change significantly in the next twelve months with the above balances classified on the consolidated balance sheets as a part of long-term liabilities. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense. As of December 31, 2011, a gross balance of $3,000 has been accrued related to the unrecognized tax benefits balance, interest and penalties.

The Company files tax returns, including returns for its subsidiaries, in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions are related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2008 through 2011 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2007 through 2011 remain subject to examination by state and local tax authorities.

(9) Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through January 2016. The lease agreements provide for monthly rental payments ranging between $500 and $38,000, plus a proportionate share of the building's operating expenses. Rent expensed under these arrangements was $990,000 and $930,000 for the years ended December 31, 2011 and 2010, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through January, 2014. Aggregate payments under these leases amount to $76,000 per month. Rent expensed under these arrangements was $909,000 and $929,000 for the years ended December 31, 2011 and 2010, respectively.

Future minimum lease payments which must be made under non-cancellable lease agreements are:

Years Ending December 31,	Amounts
2012	$ 1,158,000
2013	667,000
2014	580,000
2015	566,000
2016 and thereafter	72,000
Total minimum lease payments	$ 3,043,000

(10) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(11) Related party transaction

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. The Company received a management fee totaling $62,000 and $59,000 from Networks in years ending December 31, 2011 and 2010, respectively. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation and other direct costs as incurred.

The Company has the following receivables from its affiliates at year end:

	December 31, 2011	December 31, 2010
Networks	$ 163,000	$ 200,000
Trust	21,000	38,000
Holdings	354,000	955,000
	$ 538,000	$ 1,193,000

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2011 and 2010 was $901,000 and $557,000 respectively and is included in the statement of financial position under the caption "Receivables".

(12) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $9,246,000 and $903,000, respectively. The Company's net capital ratio was 1.47 to 1.

(13) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. The Company has not provided a matching contribution through 2011.

(14) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,	
	2011	2010
Cash received: interest	$ 700,000	$ 386,000
Cash received: taxes	$ 5,000	$ -
Cash paid: interest	$ 126,000	$ 60,000
Cash paid: taxes	$ 51,000	$ 24,000